UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha World

Kabushiki Kaisha TSI Holdings

(Name of Subject Company)

World Co., Ltd.

TSI Holdings Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

World Co., Ltd.

TSI Holdings Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

World Co., Ltd.

Attn: Ushio Ogawa

World Kita-Aoyama Bld. 3-5-10, Kita-Aoyama

Minato-ku, Tokyo 107-8526

Japan

+81-70-3197-8924

TSI Holdings Co., Ltd.

Attn: Shunsuke Hasegawa

8-5-27 Akasaka, Minato-ku, Tokyo 107-0052

Japan

+81-3-5785-6400

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number
99.1	Notice Regarding Business Integration Through Establishment of Joint Holding Company (Share Transfer) Between World Co., Ltd. and TSI Holdings Co., Ltd.;

99.2	Notice Regarding the Establishment of a Record Date for Convening an Extraordinary General Meeting of Shareholders, the Holding of the Extraordinary General Meeting of Shareholders, and Partial Amendments to the Articles of Incorporation;

99.3	Notice Regarding the Establishment of a Record Date for Convening an Extraordinary General Meeting of Shareholders, the Holding of the Extraordinary General Meeting of Shareholders, and Partial Amendments to the Articles of Incorporation.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

World Co., Ltd. and TSI Holdings Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 15, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

World Co., Ltd.

/s/ Ushio Ogawa
Name:	Ushio Ogawa
Title:	Group Managing Executive Officer

Date: October 15, 2026

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TSI Holdings Co., Ltd.

/s/ Shigehiko Onodera
Name:	Shigehiko Onodera
Title:	Executive Officer
General Manager, Corporate Strategy Dept.

Date: October 15, 2026